June 23rd, 2025

TSX-V: MKO; OTCQX: MAKOF

Mako Mining Announces Full Capital Recovery of Moss Mine Acquisition Cost; Restart of
Gold Mining Activities Planned for Early July; Company Cash Balance Increases to
US$27.4 million

Mako Mining Corp. (TSX-V: MKO; OTCQX: MAKOF) ("Mako" or the "Company") is pleased to announce that it has fully recovered the US$6.4 million acquisition cost for the 100%-owned Moss Mine in Arizona through cash flow derived from residual leaching of previously stacked mineralization, and the return of US$1.53 million on June 20th, 2025 from Trisura Guarantee Insurance Company ("Trisura") of the US$3.1 million held as collateral for various environmental bonds.

Thus far in Q2 2025, operations have been strong at the Company's 100% owned San Albino mine in northern Nicaragua, supplemented by the residual leach operations at the Moss Mine in Arizona. Mako's current cash and gold sales receivable balance total US$27.4 million, an increase of US$13.8 million since the beginning of the quarter. A full Q2 2025 operational update will be issued during the week of July 14th.

The Company engaged a new mine contractor for the Moss Mine on June 10th, with initial equipment expected to be delivered to the mine by the end of this week, with mining operations scheduled to commence in early July. Ramp up of the operation will continue through 2025 with steady-state production expected by the end of Q4 2025.

The cash flow generated from both San Albino and Moss will be used to fund mine and regional exploration at both assets, and construction of the Eagle Mountain Project in Guyana once initial construction permits are received, which the Company anticipates by Q2 2026.

Akiba Leisman, CEO of Mako states "it is extraordinary to fully recover the acquisition cost of a mine in less than three months, and prior to the restart of mining operations. This is a testament to how the Moss acquisition was structured, with help from higher gold prices. The operation will begin its ramp-up once equipment arrives to site later this week, with steady-state production expected by year end. The cash flow from Mako's two producing mines are not only allowing us to embark on significant exploration programs at our producing assets, but the Company's cash balance is growing at such a rapid pace, that the funding of Eagle Mountain has been significantly derisked."

Akiba Leisman

Chief Executive Officer

About Mako

Mako Mining Corp. is a publicly listed gold mining, development and exploration company.  The Company operates the high-grade San Albino gold mine in Nueva Segovia, Nicaragua, which ranks as one of the highest-grade open pit gold mines globally and offers district-scale exploration potential. Mako also owns the Moss Mine in Arizona, an open pit gold mine in northwestern Arizona. Mako also holds a 100% interest in the PEA-stage Eagle Mountain Project in Guyana, South America. Eagle Mountain is the subject of engineering, environmental and mine permitting activity.

For further information: Mako Mining Corp., Akiba Leisman, Chief Executive Officer, E-mail: aleisman@makominingcorp.com, phone: (917) 558-5289 or visit our website at www.makominingcorp.com and SEDARPLUS www.sedarplus.ca.

Forward-Looking Information:  Some of the statements contained herein may be considered "forward-looking information" within the meaning of applicable securities laws. Forward-looking information can be identified by words such as, without limitation, "estimate", "project", "believe", "anticipate", "intend", "expect", "plan", "predict", "may" or "should" or variations thereon or comparable terminology. The forward-looking information contained herein reflects the Company's current beliefs and expectations, based on management's reasonable assumptions, and includes, without limitation, statements regarding the Company's expectations that initial equipment expected to be delivered to the mine by the end of this week with mining operations commencing in the first week of July, that ramp up of the operation will continue for the remainder of the year, with steady state production expected towards the end of Q4 2025. Such forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking information, including, without limitation, that the Acquisition will not be completed on the terms and within the timeline expected, or at all; the cash collateral expected to be received from Trisura Guarantee Insurance Company will not be received; changes in the timelines for resumption of operations at the Moss Mine; and other risks and uncertainties as disclosed in the Company's public disclosure filings on SEDAR+ at www.sedarplus.ca. Such information contained herein represents management's best judgment as of the date hereof, based on information currently available. Mako does not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.